UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                           Imperial Sugar Company

           -----------------------------------------------------

                              (Name of Issuer)


                                Common Stock

           -----------------------------------------------------

                       (Title of Class of Securities)


                                453096 20 8

           -----------------------------------------------------

                               (CUSIP Number)


                            Jeffrey A. Welikson
               Senior Vice President and Corporate Secretary
                       Lehman Brothers Holdings Inc.
                              399 Park Avenue
                             New York, NY 10022
                               (201) 524-2000

           -----------------------------------------------------

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              January 17, 2002

           -----------------------------------------------------

          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
CUSIP No. 453096 20 8
- -------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Lehman Brothers Holdings Inc.
         13-3216325

- -------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [   ]
- -------------------------------------------------------------------------------

3.       SEC Use Only

- -------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)
         N/A

- -------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) [   ]

- -------------------------------------------------------------------------------

6.       Citizenship or Place of Organization
         Delaware

- -------------------------------------------------------------------------------
        Number of          7.    Sole Voting Power
         Shares                  2,699,059
      Beneficially        -----------------------------------------------------
        Owned by           8.    Shared Voting Power
          Each                   0
        Reporting         -----------------------------------------------------
         Person            9.    Sole Dispositive Power
          With                   2,699,059
                          -----------------------------------------------------
                          10.    Shared Dispositive Power
                                 0
- -------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,699,059
- -------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)    [   ]

- -------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)
         35.6%*

- -------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
         HC/CO



_______________________

* Based on 7,585,405 outstanding shares of Common Stock of Imperial Sugar Company as of January 18, 2002, as reported in Imperial Sugar Company's Annual Meeting Proxy Statement dated January 25, 2002.

                                SCHEDULE 13D
CUSIP No. 453096 20 8
- -------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Lehman Brothers Inc.
         13-2518466

- -------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [   ]
- -------------------------------------------------------------------------------

3.       SEC Use Only

- -------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)
         N/A

- -------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) [   ]

- -------------------------------------------------------------------------------

6.       Citizenship or Place of Organization
         Delaware

- -------------------------------------------------------------------------------
        Number of          7.    Sole Voting Power
         Shares                  2,699,059
      Beneficially        -----------------------------------------------------
        Owned by           8.    Shared Voting Power
          Each                   0
        Reporting         -----------------------------------------------------
         Person            9.    Sole Dispositive Power
          With                   2,699,059
                          -----------------------------------------------------
                          10.    Shared Dispositive Power
                                 0
- -------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,699,059
- -------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)    [   ]

- -------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)
         35.6%*

- -------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
         BD/CO


_______________________

* Based on 7,585,405 outstanding shares of Common Stock of Imperial Sugar Company as of January 18, 2002, as reported in Imperial Sugar Company's Annual Meeting Proxy Statement dated January 25, 2002.

Item 1.  Security and Issuer.

This Statement relates to the Common Stock, no par value per share (the "Common Stock"), of Imperial Sugar Company, a Texas corporation
("Imperial"). The address of the principal executive offices of Imperial is One Imperial Square, 8016 Highway 90-A, P.O. Box 9, Sugar Land, Texas 77487-0009.


Item 2.  Identity and Background.

This Statement is filed on behalf of the following entities, which are collectively referred to as the "Reporting Persons" in this Statement:

Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"),
         399 Park Avenue
         New York, NY 10022

Holdings, through its domestic and foreign subsidiaries, is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth individual clients and customers.

Lehman Brothers Inc., a Delaware corporation ("LBI"),
         399 Park Avenue
         New York, NY 10022

LBI is a direct wholly owned subsidiary of Holdings.

The names, residence or business addresses, citizenship and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

Neither of the Reporting Persons, nor to the best knowledge of the Reporting Persons any of the persons listed in Appendix A hereto, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(f)(1) promulgated under the Act.


Item 3.  Source and Amount of Funds or Other Consideration.

The 2,699,059 shares of Common Stock beneficially owned by the Reporting Persons were acquired in connection with Imperial's second amended and restated joint plan of reorganization (the "Plan"), under the terms of which $94,650,000 in aggregate principal amount of Imperial's 9 3/4% Senior Subordinated Debt Notes ("Imperial Bonds"), and approximately $5.4 million in accrued dividends thereon, were converted into shares of Common Stock.

The information set forth, or incorporated by reference, in Items 4 through 6 of this Statement is hereby incorporated by reference.

Item 4.  Purpose of Transaction.

The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this Statement is hereby incorporated by reference.

On December 17, 1997, in connection with an acquisition, Imperial issued $250 million of Imperial Bonds. LBI acted as the sole underwriter and the market maker for the Imperial Bonds. From December 1997 through May 5, 2000, LBI entered into trades as a market maker in Imperial Bonds. Beginning on May 12, 2000 and as further described below, LBI began to purchase Imperial Bonds for investment purposes. The source of funds for such purchases was working capital.

By October 20, 2000, LBI's total position in Imperial Bonds amounted to $94,650,000, with an aggregate purchase price of approximately
$11,985,662.50. In January, 2001, Imperial filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code.

In June, 2001, an official committee of Imperial's pre-reorganization equity holders filed an objection to LBI's claim as an unsecured creditor of Imperial. On August 7, 2001, the U.S. Bankruptcy Court approved the Plan pursuant to which holders of the Imperial Bonds, including LBI, would receive shares of new common stock in exchange for their Imperial Bonds. The Plan became effective on August 29, 2001. However, the Plan was not implemented at such time with respect to LBI due to the objection of the pre-reorganization Imperial equity holders' committee.

After LBI's negotiating with the pre-reorganization equity holders' committee and agreeing to Imperial's transfer of 70,000 shares of Common Stock to the equity holders, which shares were originally to have been transferred to LBI, the objection was settled in November, 2001. Such settlement was subsequently approved by the U.S. Bankruptcy Court on January 17, 2002. Pursuant to the order approving such settlement, LBI received on January 18, 2002, 2,699,059 shares of Common Stock in an initial distribution under the Plan. As 2,414,595 shares remain undistributed under the Plan pending resolution of various claims and objections, LBI expects that further distributions will be made under the terms of the Plan from time to time. If the maximum number of shares which could be distributed to LBI under the PLan upon resolution and satisfaction of all claims and objections is so distributed, LBI would own approximately 35.8% of the shares of Common Stock that would then be outstanding.

The foregoing acquisitions were made for investment purposes only. Neither of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Appendix A hereto, has any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Act. A director of Imperial, John Sweeny, is employed by LBI and is a managing director thereof. In his capacity as director, he will participate, and have the opportunity to vote on matters that are presented to the board of directors of Imperial, including sales of assets, extraordinary corporate transactions, and changes to Imperial's capitalization, business or corporate structure. It is expected that Mr. Sweeny and the other directors of Imperial will from time to time receive options to purchase shares of Common Stock. Under the terms of Mr. Sweeny's employment with LBI, he is required to surrender to LBI any compensation, (including stock and options) received in his capacity as a director of Imperial.

Each of the Reporting Persons expects to evaluate on an ongoing basis Imperial's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, either or both of the Reportig Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of Imperial or may sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all their positions in the shares of Common Stock or other securities. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of Imperial securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder or other applicable law. To the knowledge of each Reporting Person, each of the persons listed on Appendix
A hereto may make similar evaluations from time to time or on an ongoing basis.

References to, and descriptions of, the Plan in this Item are qualified in their entirety by reference to the copy of the Plan which is filed as
Exhibit 2 to this Statement and which is incorporated by reference in this
Item in its entirety where such references and descriptions appear.


Item 5.  Interest in Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 6 of this Statement is hereby incorporated by reference.

(a) Based on the information disclosed by Imperial in its Annual Meeting Proxy Statement dated January 25, 2002, there were 7,585,405 shares of Common Stock outstanding as of January 18, 2002. Under the provisions of the Plan, the outstanding pre-Chapter 11 common stock was canceled and upon implementation of the Plan, Imperial was authorized to issue up to 10,000,000 shares of Common Stock to its creditors in accordance with the Plan provisions.

         As of January 18, 2002, LBI owns 2,699,059 shares of Common Stock, representing 35.6% of the outstanding shares of Common Stock.

         As of January 18, 2002, Holdings may be deemed to beneficially own, by virtue of its ownership of LBI as described above, the same 2,699,059 shares of Common Stock, representing 35.6% of the outstanding shares of Common Stock.

(b) LBI has sole power to vote or direct the vote and to dispose or to direct the disposition of the Common Stock beneficially owned by it as indicated above. Holdings, by virtue of its ownership of LBI as described above, may be deemed to have the power to vote or direct the vote and to dispose or to direct the disposition of the Common Stock beneficially owned by LBI as indicated above.

(c) Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Reporting Persons, or to their knowledge, any of the persons listed on Appendix A hereto, during the past sixty days.

(d) No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any share of Common Stock beneficially owned by any Reporting Person.

(e)      Not applicable.

References to, and descriptions of, the Plan in this Item are qualified in their entirety by reference to the copy of the Plan which is filed as
Exhibit 2 to this Statement and which is incorporated by reference in this
Item in its entirety where such references and descriptions appear.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference.

To the best of the Reporting Persons' knowledge, except as described in this Statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Imperial.

References to, and descriptions of, the Plan in this Item are qualified in their entirety by reference to the copy of the Plan which is filed as
Exhibit 2 to this Statement and which is incorporated by reference in this
Item in its entirety where such references and descriptions appear.


Item 7.  Material to be Filed as Exhibits.


    Exhibit                        Description
    -------                        -----------

       1 Joint Filing Agreement, dated January 28, 2002, between Lehman Brothers Holdings Inc. and
                 Lehman Brothers Inc.
       2 Debtors' Second Amended and Restated Joint Plan of Reorganization dated June 5, 2001 (incorporated by reference to Exhibit 4.1 of Imperial Sugar Company's Periodic Report on Form 8-K dated August 29, 2001).

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 28, 2002


                                               LEHMAN BROTHERS HOLDINGS INC.

                                               By:  /s/ Barrett S. DiPaolo
                                               ------------------------------
                                               Name: Barrett S. DiPaolo
                                               Title:  Vice President

                                               LEHMAN BROTHERS INC.

                                               By: /s/ Barrett S. DiPaolo
                                               ------------------------------
                                               Name: Barrett S. DiPaolo
                                               Title: Vice President

                                                                     Appendix A

                        LEHMAN BROTHERS HOLDINGS INC.

                              BOARD OF DIRECTORS

NAME/TITLE                                         BUSINESS ADDRESS
MICHAEL L. AINSLIE                                 Lehman Brothers Holdings Inc.
Private Investor and former                        399 Park Avenue
President and Chief Executive                      New York, NY 10022
Officer of Sotheby's Holdings

JOHN F. AKERS                                      Lehman Brothers Holdings Inc.
Retired Chairman of International                  399 Park Avenue
Business Machines Corporation                      New York, NY 10022

ROGER S. BERLIND                                   Lehman Brothers Holdings Inc.
Theatrical Producer                                399 Park Avenue
                                                   New York, NY 10022

THOMAS H. CRUIKSHANK                               Lehman Brothers Holdings Inc.
Retired Chairman and Chief Executive               399 Park Avenue
Officer of Halliburton Company                     New York, NY 10022

RICHARD S. FULD, JR.                               Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               399 Park Avenue
                                                   New York, NY 10022

HENRY KAUFMAN                                      Lehman Brothers Holdings Inc.
President of Henry Kaufman                         399 Park Avenue
& Company, Inc.                                    New York, NY 10022

JOHN D. MACOMBER                                   Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                  399 Park Avenue
                                                   New York, NY 10022

DINA MERRILL                                       Lehman Brothers Holdings Inc.
Director and Vice Chairman                         399 Park Avenue
of RKO Pictures, Inc. and Actress                  New York, NY 10022

All above individuals are citizens of the United States.

                        LEHMAN BROTHERS HOLDINGS INC.

                              EXECUTIVE OFFICERS

NAME/TITLE                                       BUSINESS ADDRESS
RICHARD S. FULD, JR.                             Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer             399 Park Avenue
                                                 New York, NY 10022

DAVID GOLDFARB                                   Lehman Brothers Holdings Inc.
Chief Financial Officer                          399 Park Avenue
                                                 New York, NY 10022

JOSEPH M. GREGORY                                Lehman Brothers Holdings Inc.
Chief Administrative Officer                     399 Park Avenue
                                                 New York, NY 10022

JEREMY M. ISAACS                                 Lehman Brothers Holdings Inc.
Chief Executive Officer-                         399 Park Avenue
Europe and Asia                                  New York, NY 10022

BRADLEY H. JACK                                  Lehman Brothers Holdings Inc.
Head of Investment Banking                       399 Park Avenue
Division                                         New York, NY 10022

JEFFREY VANDERBEEK                               Lehman Brothers Holdings Inc.
Head of Capital Markets Division                 399 Park Avenue
                                                 New York, NY 10022

All above individuals are citizens of the United States.

                             LEHMAN BROTHERS INC.

                              BOARD OF DIRECTORS

NAME/TITLE                                       BUSINESS ADDRESS
ROGER S. BERLIND                                 Lehman Brothers Holdings Inc.
Theatrical Producer                              399 Park Avenue
                                                 New York, NY 10022

HOWARD L. CLARK, JR.                             Lehman Brothers Holdings Inc.
Vice Chairman                                    399 Park Avenue
                                                 New York, NY 10022

FREDERICK FRANK                                  Lehman Brothers Holdings Inc.
Vice Chairman                                    399 Park Avenue
                                                 New York, NY 10022

RICHARD S. FULD, JR.                             Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer             399 Park Avenue
                                                 New York, NY 10022

HARVEY M. KRUEGER                                Lehman Brothers Holdings Inc.
Vice Chairman                                    399 Park Avenue
                                                 New York, NY 10022

SHERMAN R. LEWIS, JR.                            Lehman Brothers Holdings Inc.
Vice Chairman                                    399 Park Avenue
                                                 New York, NY 10022

All above individuals are citizens of the United States.

                             LEHMAN BROTHERS INC.

                              EXECUTIVE OFFICERS

NAME/TITLE                                         BUSINESS ADDRESS
RICHARD S. FULD, JR.                               Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               399 Park Avenue
                                                   New York, NY 10022
DAVID GOLDFARB                                     Lehman Brothers Holdings Inc.
Chief Financial Officer                            399 Park Avenue
                                                   New York, NY 10022
JOSEPH M. GREGORY                                  Lehman Brothers Holdings Inc.
Chief Administrative Officer                       399 Park Avenue
                                                   New York, NY 10022
JEREMY M. ISAACS                                   Lehman Brothers Holdings Inc.
Chief Executive Officer-                           399 Park Avenue
Europe and Asia                                    New York, NY 10022
BRADLEY H. JACK                                    Lehman Brothers Holdings Inc.
Head of Investment Banking                         399 Park Avenue
Division                                           New York, NY 10022
JEFFREY VANDERBEEK                                 Lehman Brothers Holdings Inc.
Head of Capital Markets Division                   399 Park Avenue
                                                   New York, NY 10022

All above individuals are citizens of the United States.

                                                                   APPENDIX B


LBI has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by LBI consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to LBI's Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.

                                                                     EXHIBIT 1

                     SCHEDULE 13D JOINT FILING AGREEMENT


         The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

         (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

         (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such
                  Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

         In witness whereof, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of January 28, 2002.


                                           LEHMAN BROTHERS HOLDINGS INC.

                                           By: /s/ Barrett S. DiPaolo
                                           ------------------------------------
                                           Name: Barrett S. DiPaolo
                                           Title:  Vice President

                                           LEHMAN BROTHERS INC.

                                           By: /s/ Barrett S. DiPaolo
                                           ------------------------------------
                                           Name: Barrett S. DiPaolo
                                           Title:  Vice President